[ANDREWS KURTH LLP LETTERHEAD]

November 15, 2005

BY FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549-7010
Attn: H. Roger Schwall

  Re:
  Basic Energy Services, Inc.
  Registration Statement on Form S-1
  File No. 333-127517

Dear Mr. Schwall:

        Set forth below are the responses of Basic Energy Services, Inc., a Delaware corporation (the "Company"), to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission by letter dated November 10, 2005, with respect to the Company's Registration Statement on Form S-1, as amended (File No. 333-127517) (the "Registration Statement"). Where applicable, the Company's responses indicate the additions, deletions or revisions it included in Amendment No. 3 to the Registration Statement ("Amendment No. 3"). For your convenience, the responses are prefaced by the exact text of the Staff's corresponding comment in italicized text. The references to page numbers in the responses to the Staff's comments correspond to the pages in Amendment No. 3 that the Company is filing today via EDGAR.

Form S-1

Note 8, Mandatorily Redeemable Preferred Stock and Stockholders' Equity, F1-27

1.
We note your restatement related to your accretion of preferred stock discount, although the justification for the variation in your common stock value used on October 3, 2003 for the conversion of your preferred shares and the acquisition of FESCO is unclear. Please demonstrate how your internal stock valuation of $4.63 per share is more representative of the fair value of your common stock than the $5.16 value in the arms length transaction of your acquisition of FESCO on October 3, 2003.

  Response:    The Company used $5.16 per share to value both the common stock issued as consideration for the FESCO acquisition as well as the common stock issued to the preferred stockholders in October 2003. The $4.63 per common share valuation was used for the contingent warrants which was fixed when the board of directors decided to issue 50% of the contingent warrants in March 2003. The book value of the preferred stock at the date of conversion was as follows:

Liquidation value of preferred stock	$15,000,000
Original discount	(4,369,000)
2002 accretion of discount	374,000
Liquidation value of additional preferred stock issued for dividends	902,000

Book value of preferred stock at conversion date	$11,907,000

        The accretion of preferred stock at the conversion date was calculated as follows:

Fair value of common stock issued	$17,029,000
Less: accrued dividends	(1,698,000)

Consideration for preferred stock	15,331,000
Book value of preferred stock	11,907,000

Additional accretion to record	$3,424,000

FESCO Holdings, Inc.

Report of Independent Auditors, page F2-1

2.
Please reconcile the period that you indicated you audited, being the year ended December 31, 2002 to the periods that you indicate were audited by other auditors. We note that you refer to periods as of December 31, 2002 and 2001. This does not agree to the periods specifically identified in the independent audit report on page F2-20.

  Response:    In connection with the financial statements of FESCO Holdings, Inc. and its subsidiaries (formerly First Energy Services Company) audited by PricewaterhouseCoopers LLP, the Report of Independent Auditors included on page F2-1 of Amendment No. 2 incorrectly referenced the audit of other auditors who have ceased operations "as of December 31, 2001 and 2002." The Company has revised the disclosure to refer to the correct period "as of December 31, 2001 and 2000." See page F2-1 of Amendment No. 3.

        Please do not hesitate to call the undersigned at (713) 220-4301 with any comments or questions regarding this letter or the above-referenced Registration Statement.

                      Very truly yours,

                      /s/ David C. Buck

                      David C. Buck

cc:
Jason Wynn (Securities and Exchange Commission)
Timothy Levenberg (Securities and Exchange Commission)
Kenneth V. Huseman (Issuer)
Alan Krenek (Issuer)
Sean Rice (Goldman, Sachs & Co.)
David Cunningham (Credit Suisse First Boston)
Thomas P. Mason (Vinson & Elkins L.L.P.)
Todd Strickler (Firm)